

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 25, 2016

John M. McManus, Esq.
Executive Vice President, General Counsel and Secretary
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re: MGM Growth Properties LLC**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-11**
> **Submitted February 12, 2016**
> **CIK No. 0001656936**

Dear Mr. McManus:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Distribution Policy, page 56

1.   We note from your disclosure that you refer to your estimated cash available for distribution as a forecast. Please revise your disclosure to remove the term forecast when referring to your estimated cash available for distribution.

2.   Please revise footnote (f) to clarify that this represents the scheduled principal amortization payments of the financing reflected in your pro forma financial information.

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

Cc: Rod Miller, Esq.
       Milbank, Tweed, Hadley & McCloy LLP